Exhibit (c)(xx)
Discussion Materials January 20, 2009 Project Milos

Table of Contents Executive Summary Current Options / Consequences Valuation Considerations Appendix

Executive Summary Rocket is approaching a critical decision point in its pursuit to acquire the outstanding minority shares of Milos During the six months since its $89/share proposal, Rocket has articulated in detail its valuation rationale to the Special Committee and performed sufficient follow up due diligence to confirm its view of value Following a number of meetings between advisors as well as discussions between principals, Milos reluctantly presented its view that $112/share was a fair price Greenhill and DPW understand that Rocket is exploring near-term bank and bond financing in more detail and performing various pre-marketing initiatives, among other things Flexibility of financing will be key to executing next steps in this process This presentation outlines key process issues, potential next steps, and associated tactical considerations, as specified below: Historical timeline Current options and consequences Projected timeline Valuation considerations Executive Summary

Executive Summary

Summary of Key Events to Date

- On July 21, 2008, Rocket made an unsolicited proposal of $89 per share to acquire the outstanding publicly held shares of Milos. Although Rocket's proposal was unsolicited, Rocket has communicated with Milos and its representatives in a manner consistent with a friendly transaction
- Rocket provided the Milos Special Committee with time to organize, react to its $89/share proposal, and carry out fiduciary duties, without threatening more aggressive tactics early in the process
- However, Milos has delayed the process – the Special Committee did not provide a view on valuation until December 12, 2008 – nearly five months after Rocket initially made its proposal, and only after Rocket's repeated requests for clarity
  - Milos stated a $112/per share "asking price", and indicated that it "remains open to continuing a constructive dialogue with Rocket to find a solution to consummating a transaction." However, Milos "also continues to believe that the current ownership structure remains a viable option for the Company"
  - To more precisely assess standalone value as per Milos, Rocket has conducted significant follow-up due diligence on Milos, as well as presented its rationale for the $89/share proposal, investigated incremental valuation topics put forth by Milos, and clarified the primary areas of divergence between the two parties regarding Milos' financial projections and implied value
- Rocket and Milos fundamentally disagree on several key topics driving value – including pipeline, pricing assumptions, PTS, and Avastin adjuvant
  - Based on the feedback and interaction to date, it would appear very unlikely that the Milos Special Committee has any interest in an agreed transaction at or close to $89/share
- Milos announced its full year results on January 15, 2009, reporting a 14% increase in total operating revenues (FY 2008 revenues: $13,418 million) and a 24% increase in GAAP diluted EPS (FY 2008 EPS: $3.21), as compared to 2007
  - However, Milos announced FY 2009 EPS guidance of $3.55 - $3.90 per share, which was significantly below the Wall Street consensus of $3.92 per share, driven by uncertainty regarding upcoming clinical trial results and potential downside due to Raptiva and macroeconomic weakness
- Rocket is scheduled to release full year results on February 4, 2009
  - Opportune time to outline strategy for acquiring Milos

Milos Share Price Performance


Price
Volume
$105
$100
$95
$90
$85
$80
$75
$70
$65
50
45
40
35
30
25
20
15
10
5
0
7/21 Offer
8/21 Meeting
9/9 Meeting
12/12 Meeting
1/9 Meeting
May-08
Jul-08
Sep-08
Nov-08
Jan-09

Source: FactSet

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Table of Contents Executive Summary Current Options / Consequences Valuation Considerations Appendix

Summary of Strategic Alternatives Current Options / Consequences Negotiate with Special Committee Approval by Special Committee Merger Agreement(1) No Approval by Special Committee Unilateral Tender Offer Continue Discussions or Defer Merger Agreement; Complete Tender Offer and Second Step Merger Merger Walk Away(2) An agreed one-step merger that has been approved by the Special Committee remains the preferred option "Walk-away" is short-hand for walking away, renegotiating or pursuing other options If Rocket continues to own more than 90% of the outstanding shares for two months, or if an agreement is reached with the Special Committee, Rocket would be obligated to complete a second-step merger. The second-step merger would have to satisfy the requirements of the Affiliation Agreement, which, unless amended, may result in the second-step merger price being higher than the offer price Merger(3) Evaluate Options Walk Away(2) > 50% Minority Shares < 50% Minority Shares < 90% of all shares > 90% of all shares > 50% of minority shares < 50% of minority shares Q3 2009 January 20, 2009 Early February 2009

Negotiated Merger Merits and Considerations Continue to perform due diligence based on additional confidential information regarding pipeline and prospects Equal treatment / fixed price for all non-Rocket shareholders (assuming majority of minority vote)(1) Preserves more goodwill / trust with Milos management than in a unilateral situation Avoid fiduciary risk associated with governance notice / new independent director nomination / unilateral alternatives Potentially benefit from lower cost of debt if financing markets improve during negotiation process May be easier to raise debt as financing banks gain greater clarity regarding next steps in transaction process Avoids fight or litigation with Special Committee If approved by majority of minority shareholders, outcome and timing are certain Current Options / Consequences Merits Considerations Incremental due diligence provides diminishing marginal value as time passes Absent some significant change in the Special Committee's view on value, they are unlikely to agree to a deal with Rocket at or near the $89/share proposal level While confidential negotiations continue, Milos Special Committee benefits from any rumors regarding the increased certainty of Rocket's financing or progression of discussions between the two parties, which have historically tended to increase the stock price May not provide timing efficiencies available in a tender offer A negotiated merger with the approval of the Special Committee would be the optimal outcome The history of negotiations to date would suggest that the Special Committee is unlikely to agree to a price at or near Rocket's $89/share proposal in the near future (1) Subject to appraisal rights

Tender Offer Merits and Considerations Current Options / Consequences Likely elicits shareholder pressure on Special Committee to resume negotiations with Rocket on a more constructive basis If offer price is attractive, likely to lead to an agreed deal Transfers control of timing to Rocket and could provide a shorter time to close vis-a-vis a negotiated transaction May allow Rocket to acquire minority Milos shares at a lower price - set by Rocket - than via negotiated transaction Selling shareholders' price may be lower than independent directors' target price, particularly given the premium placed on liquidity in the current market environment Provides clear price to market that Rocket is willing to pay If combined with delivery of - or notice of intent to deliver - governance notice, confirms to Milos and the market that status quo is no longer viable Maintains flexibility Rocket has some ability to extend or alter terms of a tender offer No approval required by Special Committee Merits Considerations A second-step transaction would be necessary and, unless Rocket owns 90% or more after the tender offer, likely result in a longer timeline Need to comply with Affiliation Agreement with respect to backend merger creates uncertainty and potential gamesmanship If Rocket closes tender offer at less than 90%, it will not have access to Milos cash in the near term Launching a tender offer prior to the release of the final Avastin adjuvant results would signal a floor price that Rocket is willing to pay, even if adjuvant results are negative Consequently - depending on timing - if adjuvant results are positive, Rocket may have to increase its offer price, if the transaction has not yet closed Potential bank debt syndication may complicate need to alter offer terms Could increase possibility of elevated turnover post-closing due to increased animosity Milos (Special Committee or shareholders) may take actions (including litigation) to delay or thwart tender offer A tender offer replaces negotiations with the Special Committee and could provide a shorter time to close vis-a-vis a negotiated merger However, to complete the acquisition, a tender offer would require a second step transaction subject to the uncertainty of the Affiliation Agreement, unless the Special Committee resumes and completes negotiations with Rocket

Walk Away and Resume Negotiations Later Current Options / Consequences Greater clarity would be available regarding Avastin adjuvant test results and scale of market opportunity, as well as Milos achievement of its projections A negative result likely would put pressure on the Special Committee to consummate a transaction Financing markets may improve between walking away and any resumption of acquisition process, potentially allowing Rocket to decrease the cost of acquisition financing and / or raise incremental leverage Investor disappointment could cause Milos stock price to trade down to a level that excludes the majority of premium offered Stock price may continue to reflect at least some transaction speculation, since market may assume Rocket will resume the process Merits Considerations If Rocket intends to eventually acquire Milos, the purchase price is unlikely to remain constant, particularly due to the upcoming Avastin adjuvant test results and the fact that Rocket has already publicly offered $89/share prior to such adjuvant results PR consequences of not following through on a widely-stated commitment to acquire Milos Hinders significant corporate action / budgeting by reducing flexibility with cash, since Rocket would presumably continue to conserve cash in anticipation of resuming negotiations Milos may experience increased employee turnover due to uncertainty If bond financing is consummated prior to Rocket's decision regarding next steps, Rocket would incur negative carry from bond financing Economic and market conditions could improve, which could raise Milos' price expectations Walking away and resuming negotiations later in 2009 could provide Rocket with greater clarity regarding Avastin adjuvant test results, and additional time to assess its effect on value

Potential Unilateral Tender Offer Timeline Current Options / Consequences Potential Unilateral Tender Offer Timeline

Table of Contents Executive Summary Current Options / Consequences Valuation Considerations Appendix

Valuation Considerations Subsequent to Rocket's $89/share proposal - made to Milos nearly six months ago - market conditions have significantly deteriorated The S&P 500 is down 32.6% since Rocket's proposal was made and Milos' closest public comparables are down 7.9% If Rocket decides to launch a tender offer, it must choose an offer price that is credible in light of its original proposal and current market conditions As a tender offer is expected to be completed on a shorter timeframe than a negotiated merger, recent buyers of Milos stock will likely calculate pro forma investment returns without a significant discount for time Longer-term holders will be less concerned about time to completion, but will have a much lower basis in the stock Rocket will determine the initial tender offer price based on prevailing market conditions, Milos stock price levels at that time, and its targeted maximum price Valuation Considerations

Share Price Performance Last Year Source: FactSet, press releases, Mergermarket as of 1/16/2009 Volume (mm) Share Price One Year Stock Price Performance Valuation Considerations Corporate Event Market Rumor Rumors regarding the status of Rocket's financing and transaction negotiations have recently increased Milos' trading price vis-a-vis its three month average of $80.63 Average Share Price

Milos Share Price One Year Relative Stock Price Performance vs. Peers and S&P 500 Source: FactSet as of 1/16/2009 Note: Peer Group includes Amgen, Biogen Idec, Celgene, Cephalon, Genzyme and Gilead Sciences Valuation Considerations Illustrative Implied Unaffected Price 7/21: $89.00 Offer Until recently, Rocket's post- 7/21 performance has tracked its peers closely Since the proposal on 7/21/2008, public comparable multiples have declined 12.7% to 14.4x for 2009E P/E multiples and 20.1% to 9.0x for 2009E EV/EBITDA multiples Applying the same 12.7% and 20.1% decreases to Milos' 7/18/2008 P/E and EV/EBITDA multiples, respectively, would yield an unaffected price range of $65.98 to $71.43 2009E P/E Multiples 2009E EV/EBITDA Multiples Implied Current Unaffected Price 12.7% Decrease 20.1% Decrease $89/share Proposal (27.9% discount) (22.2% discount) (8.1% discount)

Milos Valuation Matrix Source: Company Filings as of 1/16/2009, FactSet Assumes 587.2 million shares are currently held by Rocket Based on 1,052.0 million shares outstanding and 78 million options outstanding at a weighted average exercise price of $62.91, as per Milos' 10- Q for the period ending 9/30/2008 Based on $6,198 million in cash, cash equivalents and short-term investments, $3,347 million in long- term marketable debt and equity securities and $2,829 million in total debt as per Milos' FY 2008 earnings release on 1/15/2009 As of 7/18/2008 Median of one day, week, month and all-time high final premiums. Minority squeeze-outs include completed and pending deals with deal values greater than $1 billion since 2003 in which the acquiror owned over 50% of the outstanding shares prior to the transaction and sought 25%- 50% of the outstanding shares through the acquisition As of 1/16/2009 Valuation Considerations Key Current Price(6)

A CVR could be useful in bridging a valuation gap, if used in the appropriate context "Upfront" value in a tender offer - Although using a CVR in a tender offer may be theoretically appealing - due to its transfer of Avastin adjuvant risk to the selling shareholder and potential reduction in financing required - it entails meaningful litigation-related process delay risks that could erode the time benefits of a tender offer "Closing" value - Using a CVR as a way to bridge a valuation gap between Rocket and the Special Committee, in order to consummate a negotiated transaction, is a viable alternative CVR Merits and Considerations If the adjuvant data does not read out, the risk will have been transferred to Milos shareholders in the form of a worthless CVR If Rocket is unwilling / unable to price uncertainty of clinical trial result, CVR provides mechanism for minority Milos equity holders to share in upside with Rocket Reduces upfront financing required Merits Considerations Desire to avoid creating a security that would require Rocket or Milos to become a U.S. reporting company However, Milos shareholders unlikely to find non-transferable security attractive Increases complexity of negotiations and pro forma capital structure Introduces additional complications in backend squeeze-out transaction Could require valuation of the CVR in the case of the investment bank valuation test Will have differing value in the market, leading to lower perceived bid than the maximum potential bid A CVR's likely optimal use to Rocket is to bridge a valuation gap in an eventual negotiated transaction, if by that point Rocket has articulated a maximum cash purchase price per Milos share Valuation Considerations

Table of Contents Executive Summary Current Options / Consequences Valuation Considerations Appendix

Agreed Cash Merger Sources and Uses Appendix As of 9/30/2008. Dilutive securities based on 78 million options outstanding at a weighted average exercise price of $62.91 Assumes repayment of Milos debt not triggered by full acquisition by Rocket Includes estimated retention fees of $371 million plus change of control payments for top executive officers of approximately $23 million and $56 million of other costs Assumes full fee is paid on $27.0 billion bank facility, regardless of amount drawn Represents estimate of financial, legal and other transaction fees for both Rocket and Milos Assumes $15.0 billion in bond financing Sources and Uses of Funds Purchase Price(1) ($ in millions) Implied Bank Financing Sensitivity(6)

Unilateral Tender Offer Sources and Uses Sources and Uses of Funds - 89.9% Acquired Purchase Price - 89.9% Acquired(1, 2) ($ in millions) Appendix As of 9/30/2008 Excludes vesting of dilutive securities Assumes full fee is paid on $27.0 billion bank facility, regardless of amount drawn Represents estimate of financial, legal and other transaction fees for Rocket only Assumes $15.0 billion in bond financing Assumes $89/share take out price Take Out Price Sensitivity(5) Bond Financing Sensitivity(6) ($ in millions) ($ in millions) Bank Financing Requirements: Sensitivity Analysis

Appendix

Strategic Alternatives

Summary Key Considerations

Key Considerations	Strategic Alternatives: Walk Away and Resume Negotiations Later in 2009	Strategic Alternatives: Continue Negotiated Deal Process	Strategic Alternatives: Proceed with Tender Offer

Potential Milos Reaction	Milos Shareholders
	• Decrease in share price, though market may continue to anticipate a transaction with Rocket, and could price some transaction premium into the stock
	Special Committee
	• Avastin results will be key driver of future sentiment
	  ▸ If positive, Special Committee will be emboldened to increase asking price above $112/share
	  ▸ If negative, would be undermined, and potentially more amenable to a reduced price
		Milos Shareholders
		• Continued volatility in stock price, depending on rumors circulated
		Special Committee
		• May interpret negotiations continuation as a signal that Rocket is not interested in unilateral action
		• Absent some significant change in the Special Committee's view on value, they are unlikely to agree to a deal with Rocket at or near $89/share
			Milos Shareholders
			• Depending on tender offer price, would cause stock price to approach tender offer price
			  ▸ May even exceed tender offer price, if market anticipates that Rocket will increase its tender price
			• Large holders may exert significant pressure on Special Committee to resume negotiations on a more constructive basis
			Special Committee
			• Having lost control of the process, should be more amenable to a reduced asking price

Potential Rocket Shareholder Reaction	• Mixed; although market would see Rocket as potentially not consummating a value-enhancing transaction, market also knows Rocket is patient, and does not need to rush into a transaction	• All else equal, continued support, given the perceived attractiveness of the transaction • May not like continued rumors of higher offer prices	• Mixed, depending on market's view of attractiveness of tender offer price to majority of minority Milos shareholders (e.g. market's view of Rocket's ability to successfully complete a tender offer at a stated price)
Acquisition Financing Considerations	• Financing and market liquidity appear to drive price expectations • Financing markets may improve significantly during 2009, which may increase the amount of debt available and decrease the cost of capital • Negative carry on bond financing	• May be easier to raise debt as financing banks gain greater clarity regarding next steps in transaction process • May not be achievable without significant bond financing ($10 billion to $15 billion)	• May not be achievable without significant bond financing ($10 billion to $15 billion) • Credit syndication may limit flexibility to alter offer terms
Impact on Rocket / Milos Operating Relationship	• Both companies may experience increased employee turnover, as employees may continue to expect a transaction, but decide to seek greater certainty elsewhere	• Preserves more goodwill / sense of trust between the companies, vis-à-vis a unilateral tender offer approach	• Could increase possibility of elevated turnover post-closing due to increased animosity
Other Considerations	• May delay future Rocket M&A activities, as Rocket would likely continue to conserve cash in anticipation of resuming the transaction • May also impact price payable in any subsequent tender offer • Rocket could make open market purchases of Milos shares in the interim, though this would require a clear explanation to market and be difficult given other considerations	• May not provide timing efficiencies available in a tender offer • May allow Rocket to amend Affiliation Agreement to avoid majority of minority vote / IB valuation test • Avoids fight or litigation with the Special Committee • If approved by majority of minority shareholders, outcome and timing are certain	• May allow Rocket to acquire Milos shares at a lower price than in a negotiated transaction • Could provide a shorter time to close vis-à-vis a negotiated transaction • Unless >90% shares tender or Special Committee resumes negotiations, Rocket will have to execute a second step transaction, and likely would be subject to the IB valuation test • No approval required by Special Committee

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